Ruby Creek Resources Inc.
Suite 400, 409 Granville Street
Vancouver, British Columbia, Canada, V6T 1T2

October 8, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Representation as Required under Rule 414(d) of the Securities Act of 1933

Ladies and Gentlemen:

Ruby Creek Resources Inc. (the "Company") hereby represents and warrants that:

  under its contemplated continuation structure, as described in the Company's S-4 Registration Statement (Amendment No. 1) dated October 8, 2008, the Company's successor Nevada corporation will not be in existence until after shareholder approval is received for the continuation; and

  as required under Rule 414(d) of the Securities Act of 1933, the successor Nevada corporation will file an amendment to the S-4 Registration Statement expressly adopting such registration statement as is own registration statement, pursuant to and in accordance with Rule 414(d), as soon as practicable.

Ruby Creek Resources Inc.

By: "Brian Roberts"
      Brian Roberts
      President